       FAX NEWS RELEASE

For further information:
The Manitowoc Company, Inc.	Carl J. Laurino	Steven C. Khail
P.O. Box 66 ◆ Manitowoc WI 54221-0066	Treasurer	Director of Investor Relations
Telephone: 920-684-4410 ◆ Telefax: 920-683-8126	& Interim CFO	& Corporate Communications
Internet: http://www.manitowoc.com	Direct Dial: 920-683-8136	Direct Dial: 920-683-8128
	Email: claurino@manitowoc.com	Email: skhail@manitowoc.com

NEWS for Immediate Release

THE MANITOWOC COMPANY COMPLETES ACQUISITION
OF GROVE INVESTORS, INC.

Enhances Manitowoc's position as worldwide market leader in cranes

MANITOWOC, WI - August 8, 2002 - The Manitowoc Company, Inc. (NYSE: MTW), the leading worldwide manufacturer of high-capacity lattice-boom crawler cranes and tower cranes, has completed the acquisition of Grove Investors, Inc. The final purchase price was $271 million, funded by a combination of cash to be paid at a later date, a private offering of senior subordinated notes due 2012, and Manitowoc common stock.

"We're pleased to officially welcome Grove to the Manitowoc family," said Terry D. Growcock, Manitowoc's president and chief executive officer. "The acquisition represents a strong growth opportunity for Manitowoc by adding mobile cranes to our product offering. In addition, it confirms our position as the world's leading provider of lifting equipment for the construction industry and allows us to provide equipment and lifting solutions for virtually any construction application."

Grove will become part of Manitowoc's Crane segment, adding its line of mobile hydraulic cranes, truck-mounted cranes, and boom trucks to Manitowoc's existing line of lattice-boom crawler cranes and tower cranes. The combination makes Manitowoc a leader in all three major crane categories: crawler cranes, tower cranes, and mobile hydraulic cranes.

Carl J. Laurino, treasurer and interim chief financial officer, added: "As we've stated previously, we anticipate that Grove will be neutral to earnings in 2002 and accretive to earnings in 2003 of $0.20 to $0.30 per diluted share, based on modest revenue increases and multiple synergies between Manitowoc and Grove. We also expect the transaction to be EVA positive within the next 18 to 24 months. These projections are not materially affected by the upcoming sale of Manitowoc Boom Trucks, which was announced last week as a condition to completing the acquisition, per an agreement reached with the U.S. Department of Justice."

THE MANITOWOC COMPANY COMPLETES ACQUISITION OF GROVE INVESTORS, INC. / 2

About Grove Worldwide

Grove Worldwide is a leading provider of mobile hydraulic cranes, truck-mounted cranes, and aerial work platforms for the global market. The company's products are used in a wide variety of applications by commercial and residential building contractors as well as by industrial, municipal, and military end users. Grove's products are marketed to independent equipment rental companies and directly to end users under the brand names of Grove Crane, Grove Manlift, and National Crane. Grove products are sold in more than 50 countries.

About The Manitowoc Company
The Manitowoc Company, Inc. is a leading producer of lattice-boom cranes, tower cranes, mobile hydraulic cranes, boom trucks, and related products for the construction industry. It is also a leading manufacturer of ice-cube machines, ice/beverage dispensers, and commercial refrigeration equipment for the foodservice industry, and is the leading provider of ship repair, conversion, and new-construction services for the Great Lakes maritime industry.

Forward-Looking Statements

Any statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties. Potential factors could cause actual results to differ materially from those expressed or implied by such statements. These statements and potential factors include, but are not limited to, those relating to:

  Manitowoc's anticipated revenue gains, margin improvements, and cost savings, new crane product introductions,
  foreign currency fluctuations,
  the risks associated with growth,
  geographic factors and political and economic risks,
  added financial leverage resulting from the Grove acquisition, actions of Manitowoc and Grove competitors,
  changes in economic or industry conditions generally or in the markets served by Manitowoc and Grove companies, and the ability to complete and appropriately integrate the Grove acquisition as well as other acquisitions, strategic alliances, and joint ventures.

Information on the potential factors that could affect the company's actual results of operations is included in its filings with the Securities and Exchange Commission, including but not limited to its Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Company contact:
Carl J. Laurino
Treasurer and Interim Chief Financial Officer
920-683-8136